1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 25, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

For the month of May 2014

This is to report 1) the changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of May 2014.

1)	The changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

Title	Name	Number of shares held as of		Changes
		4/30/2014	5/31/2014
President and Co-Chief Executive Officer	C. C. Wei	8,379,207	7,179,207	-1,200,000
Senior Vice President and Chief Information Officer	Stephen T. Tso	13,535,064	13,445,064	-90,000
Senior Vice President & General Counsel	Richard Thurston	797,602	752,602	-45,000
Senior Vice President	Wei-Jen Lo	1,524,127	1,471,127	-53,000
Vice President & Chief Technology Officer	Yuan-Chen Sun	4,329,831	4,313,831	-16,000
Vice President	Y. P. Chin	7,400,122	7,376,122	-24,000
Vice President	Irene Sun	650,709	540,709	-110,000
Vice President	Burn J. Lin	2,777,746	2,677,746	-100,000

2)	The pledge and clear of pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares: None.

3)	The acquisition of assets (in NT$ million):

Description of assets	Amount
Manufacturing and engineering equipment and facility	NT$	6,445

4)	The disposition of assets (in NT$ million):

Description of assets	Amount
Commercial Paper	NT$	1,297